51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

Item 2 Date of Material Change

March 28, 2014

Item 3 News Release

The news release was issued on March 31, 2014 by Marketwired and Baystreet.

Item 4 Summary of Material Change

The Company announced the release of its audited financial statements and Management Discussion and Analysis for the year ended December 31, 2013.

HIGHLIGHTS OF THE YEAR ENDED DECEMBER 31, 2013

  Reported net income (IFRS) for the year ended December 31, 2013 was $2,456,636 compared to $10,988 for the four month year ended December 31, 2012 and a net loss of $1,276,827 for the year ended August 31, 2012.

  Revenue for the year ended December 31, 2013 reached $13,131,387 compared to the four month year ended December 31, 2012 of $2,830,778 and $2,233,807 for the year ended August 31, 2012.

  EBITDA for the year ended December 31, 2013 rose to $2,496,632 (19% of revenues) compared to EBITDA of $194,159 (6.8% of revenues) for the four month year ended December 31, 2012 and an EBITDA loss of $1,178,220 for the year ended August 31, 2012.

  Reported net income of $2,456,636 included items not involving cash for amortization of $71,731 and recognition of share based payments (Black Scholes option pricing model) in the amount of $743,756 which estimates the dilutive effect of incentive stock options granted during the period and vesting from the prior year; a write off of capital assets at our leased facility in Lisle, Illinois of $56,680 and a deferred income tax recovery in the amount of $832,171.

  Business growth; product and market development progress; pre-sales strategic costs and; financial results for 2013 are in line with management’s budgets and expectations.

  Average gross profit on sales rose to 40% during the year ended December 31, 2013.

  Cash on deposit at December 31, 2013 was $4,462,531.

  Working capital at December 31, 2013 remained healthy at $7,447,170.

  Company remained free of interest-bearing long-term debt commitments.

  Net tangible assets grew to $8,797,241 at December 31, 2013 up from $4,036,440 at December 31, 2012.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

April 3, 2014

NEWS RELEASE

Kelso Technologies Inc.

(The “Company” or “Kelso”)	March 31, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its audited financial statements and Management Discussion and Analysis for the year ended December 31, 2013.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Effective August 31, 2011, the Company changed its functional and reporting currency to the US dollar. Accordingly, all amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

The Company changed its fiscal year end to December 31 effective December 31, 2012. In accordance with transition rules the year ended December 31, 2013 has been prepared with the comparative period being the four months ended December 31, 2012 and year ended August 31, 2012.

References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery and non cash share based payments (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

HIGHLIGHTS OF THE YEAR ENDED DECEMBER 31, 2013

  Reported net income (IFRS) for the year ended December 31, 2013 was $2,456,636 compared to $10,988 for the four month year ended December 31, 2012 and a net loss of $1,276,827 for the year ended August 31, 2012.

  Revenue for the year ended December 31, 2013 reached $13,131,387 compared to the four month year ended December 31, 2012 of $2,830,778 and $2,233,807 for the year ended August 31, 2012.

  EBITDA for the year ended December 31, 2013 rose to $2,496,632 (19% of revenues) compared to EBITDA of $194,159 (6.8% of revenues) for the four month year ended December 31, 2012 and an EBITDA loss of $1,178,220 for the year ended August 31, 2012.

  Reported net income of $2,456,636 included items not involving cash for amortization of $71,731 and recognition of share based payments (Black Scholes option pricing model) in the amount of $743,756 which estimates the dilutive effect of incentive stock options granted during the period and vesting from the prior year; a write off of capital assets at our leased facility in Lisle, Illinois of $56,680 and a deferred income tax recovery in the amount of $832,171.

  Business growth; product and market development progress; pre-sales strategic costs and; financial results for 2013 are in line with management’s budgets and expectations.

  Average gross profit on sales rose to 40% during the year ended December 31, 2013.

  Cash on deposit at December 31, 2013 was $4,462,531.

  Working capital at December 31, 2013 remained healthy at $7,447,170.

  Company remained free of interest-bearing long-term debt commitments.

  Net tangible assets grew to $8,797,241 at December 31, 2013 up from $4,036,440 at December 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2013 the Company had cash on deposit in the amount of $4,462,531; accounts receivable of $1,259,340; prepaid expenses of $71,696 and inventory of $2,139,750 compared to cash on deposit in the amount of $1,421,053; accounts receivable of $1,055,778; prepaid expenses of $88,506 and inventory of $1,188,467 at December 31, 2012.

The working capital position of the Company at December 31, 2013 improved to $7,447,170 which includes $284,847 due to related parties compared to a working capital position of $3,470,762 which includes $12,247 due to related parties at December 31, 2012.

OUTLOOK

Recent derailments of trains carrying hazardous materials have accelerated government concerns over railroad safety. Regulatory bodies are now finalizing design criteria for safety enhancements to be incorporated in production of new tank cars and retrofitted on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. The Association of American Railroads, in response to these concerns, proposes a number of rule changes for rail tank cars. They include the use of a high capacity pressure relief valve to protect against a rise in internal pressure resulting from fire and to provide for faster release of the product; and bottom outlet valves that are configured to prevent the operating handle from inadvertently opening the bottom outlet in the event of an accident.

These new regulatory design and construction standards require innovation to existing tank car service equipment. This is what Kelso has been part of as a leading designer and producer of patented pressure relief valves and a new bottom outlet valve both of which are designed to meet the new regulatory specifications. Kelso’s new dual rating pressure relief valve is designed to protect the tank against over-pressurization and provide quick evacuation of product in an accidental environment involving fire. Our new bottom outlet valve is designed for the containment of hazardous materials at the bottom outlet in the event of a train derailment.

With these new developments Kelso is expected to continue its steady business growth. Our products are well received and continue to prove their economic value to our railroad customers. The backlog for new tank cars has reached over 60,000 units and the retrofit demand is expected to reach 90,000 units. These are very large sales opportunities for Kelso to capitalize on.

Kelso is adapting its product designs to respond to the industry demand which may not wait until final regulations are set in place. In addition we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs. We believe that the trend to new more stringent regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth from these products. We are also working with industry specialists in crude oil loading terminal technologies on adoption strategies for our one-bolt manway technology. Terminal operators can expect to ship 30% more oil from existing facilities through our higher speed loading and uniform sealing technology improving their netback profits on shipments of crude oil. The case for utilization of our manway is economically compelling and we expect to begin generating revenue in mid 2014.

Our financial health and welfare remains very strong. Our assets remain unencumbered and we carry no interest-bearing debt. We are internally financed from operations and our working capital has risen to exceed $7,000,000. From these financial resources we continue to invest in new product development; independent lab testing and engineering services; new patent applications; enhanced Tier 1 regulatory disclosure and listing strategies in Canada and the United States; and more streamlined production capability with the construction of a modern 44,000 square foot facility that is scheduled to be completed in the second quarter of 2014.

In 2013 we were able to demonstrate our value as a creative innovator and reliable supplier of the products required by the railroad industry. Although we have challenges ahead we are extremely optimistic about our position in the industry and the prospects of our future business development. We will continue to build the quality of our brand and move forward on the improvement of revenue performance, profit margins and corporate value on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is expected to continue its steady business growth due to new innovations required by railroad regulatory bodies; that our products are well received and continue to prove their economic value to our railroad customers; that Kelso is adapting its product designs to respond to the industry demand; that we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs; that the trend to new more stringent railroad regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth from these products; that the case for utilization of our one-bolt manway is economically compelling and we expect to begin generating revenue from this product in mid 2014; and that Kelso is currently experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. The Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; delivery of orders may be rescheduled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems. Further, we are reliant on certain key employees who may leave the Company and we may be unable to protect or defend our intellectual property. Investors are cautioned against placing undue reliance on forward-looking statements. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com